Mail Stop 4561

March 7, 2008

David J. Parrin
Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

**Re:    MoneyGram International, Inc.**
**Form 10-K for the fiscal year ended December 31, 2006**
**Filed March 1, 2007**
**Form 10-Q for the quarterly period ended September 30, 2007**
**Filed November 7, 2007**
**File No. 001-31950**

Dear Mr. Parrin:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief